March 26, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3030
Washington, D.C. 20549

Attention: Tim Buchmiller, Senior Attorney

Re:	Micrus Endovascular Corporation

Form 10-K for the Fiscal Year Ended March 31, 2008, File No. 000-51323

Ladies and Gentlemen:

This letter responds to the letter dated March 17, 2009, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended March 31, 2008 of Micrus Endovascular Corporation (the “Company”) filed on June 12, 2008 and the Form 10-Q for the fiscal quarter ended December 31, 2008 of the Company filed on February 9, 2009.  For your convenience, we have restated in bold the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

Item 11. Executive Compensation, page 98

1.
We note from your discussion under “Cash-Based Incentive Compensation” on page 24 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific corporate goals to be achieved in order for your named executive officers to earn their respective annual incentive payments under the Employee Cash Bonus Plan.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

RESPONSE 1: In future filings providing the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K (“Item 402(b)”), the Company will provide specific corporate goals as required by Item 402(b).  The Company is mindful of the requirements of Instruction 4 to Item 402(b) of Regulation S-K and will follow these requirements with respect to the disclosure that it makes in its future filings that require inclusion of a Compensation Discussion and Analysis.

2.
We refer to your disclosure under the caption “Long-Term Incentive Compensation” on page 25 of the proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options that were granted to your named executive officers and how and why those awards varied among the named executive officers.

RESPONSE 2:  In future filings providing the Compensation Discussion and Analysis required by Item 402(b), the Company will provide additional disclosure, including additional analysis and insight about how annual stock option grants for named executive officers have been determined.

Securities and Exchange Commission
March 26, 2009

Form 10-Q for the quarterly period ended December 31, 2008

Item 4. Controls and Procedures, page 29

3.
We note your disclosure that your management “concluded that [y]our disclosure controls and procedures as of December 31, 2008 were effective in providing reasonable assurance that material information relating to [y]our company is made known to management on a timely basis during the period when [y]our periodic reports are being prepared (emphasis added).” Please note that the emphasized disclosure following your effectiveness conclusion does not sufficiently track the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e).  In your future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, if true, you could simply disclose, as you have done in your annual report on Form 10-K for the fiscal year ended March 31, 2008, that your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective.

RESPONSE 3:  In future filings, the Company will provide the disclosure specified in the Staff’s comment.

In connection with responding herein to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 433-1448 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Carolyn M. Bruguera
Carolyn M. Bruguera
Vice President and General Counsel

cc:           Mr. John T. Kilcoyne